

November 12, 2014

Via E-mail
Mr. Jeff Lupinacci
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

  Re: Iconix Brand Group, Inc.
    Form 10-K for the Year Ended December 31, 2013
    Filed February 27, 2014
    File No. 001-10593

Dear Mr. Lupinacci:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. You disclose on page 7 that you acquired the Lee Cooper brand in February 2013. We note that the store locator section of Lee Coopers' website lists a store in Syria, although the link for that store currently connects to the website of a store in Turkey. We also note that Exhibit 10.2 to your Form 8-K filed November 29, 2011 lists trademarks in Syria for your Cannon and Fieldcrest brands. We are aware of a February 2013 news article that discusses your acquisition of the Lee Cooper brand and reports that Lee Cooper's international licensees include Landmark in the Middle East. Landmark Group's website states that it has business operations in Syria, and a 2013 news article reports that Landmark operates outlets in Sudan.

  Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about contacts with Sudan or Syria in your Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, customers, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 8. Financial Statements and Supplementary Data, page 45
Note 1. Summary of Significant Accounting Polices, page 69
Goodwill and Other Intangibles, page 73

3.   You state the company operates as one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. Please clarify if you aggregate multiple components into your reporting unit. If so, please tell us the components you have aggregated and provide your analysis that supports aggregation. Refer to ASC 350-20-35-35.

Items 2.02 and 9.01 Form 8-K filed July 30, 2014
Exhibit 99.1
Non-GAAP weighted average diluted shares reconciliation

4.   We note that you deduct all incremental dilutive shares for the convertible notes to arrive at Non-GAAP weighted average diluted shares. We further note in footnote (2) that the Company will not be responsible for issuing a portion of these shares as they are covered by your convertible notes hedges. Please quantify for us the estimated number of shares that the Company would be responsible for issuing in the event of conversion, and tell us why you exclude such shares from your Non-GAAP weighted average diluted shares. In this regard, it appears that such shares would result in dilution in the event the notes are converted.

5.   We note in footnote (3) that Non-GAAP diluted shares for the six month period ended June 30, 2014 include a correction to the first quarter 2014 Non-GAAP diluted share count by 1.2 million fewer shares related to the anti-dilutive impact of the Company's convertible notes hedges. Please explain to us the basis for the second quarter 2014 correction to reduce your weighted average diluted shares for the first quarter 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining